UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
Under Section 12(g) of the Securities Exchange Act of 1934

Commission File Number 000-54085

Affinity Gaming
(Exact name of registrant as specified in its charter)

3755 Breakthrough Way
Suite 300
Las Vegas, NV 89135
(702) 341-2400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Title of each class of securities covered by this Form	Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains
Preferred Stock Purchase Right [1]	9% Senior Notes Due 2018 Guarantees of 9% Senior Notes Due 2018

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Affinity Gaming has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 15, 2014	By:	/s/ Donna Lehmann
Donna Lehmann
Senior Vice President, Chief Financial Officer and Treasurer

1.
The Preferred Share Purchase Rights (the “Rights”) expired on August 14, 2014 pursuant to the terms of the Rights Agreement, dated December 21, 2012, as amended on August 13, 2014, by and between Affinity Gaming (the “Company”) and American Stock Transfer & Trust Company, LLC, as rights agent. The Company initially filed a Form 8-A to register the Rights on December 26, 2012.